ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Mikhail Henry

T +1 617 951 7780

lisa.henry@ropesgray.com

May 1, 2020

VIA EDGAR

Mr. Ken Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

AMG Funds (Registration No. 811-09521), AMG Funds I (Registration No. 811-06520), AMG Funds II (Registration No. 811-06431), AMG Funds III (Registration No. 811-03752), AMG Funds IV (Registration No. 811-08004), AMG Pantheon Fund, LLC (Registration No. 811-22973) and AMG Pantheon Master Fund, LLC (Registration No. 811-22972)

Dear Mr. Ellington:

I am writing on behalf of AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III and AMG Funds IV (each, a “Trust,” and collectively, the “Trusts”) and AMG Pantheon Fund, LLC (the “Feeder Fund”) and AMG Pantheon Master Fund, LLC (the “Master Fund,” and together with the Feeder Fund, each, a “Pantheon Fund,” collectively, the “Pantheon Funds,” and together with the series of the Trusts, each, a “Fund,” and collectively, the “Funds”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual reports to shareholders filed under the Investment Company Act of 1940, as amended (“1940 Act”), on Form N-CSR (each, an “Annual Report”) for the Funds listed in Appendix A hereto. The Trusts/Pantheon Funds appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’/Pantheon Funds’ responses are set forth below.

General

1.     Comment: For each applicable Fund, including the Master Fund, in future filings on Form N-CSR please disclose the reasons for transfers into and out of Level 3 of the fair value hierarchy during the period.

Response: The Trusts and the Master Fund confirm that, for each applicable Fund, they will disclose the reason for the transfers into and out of Level 3 of the fair value hierarchy in future filings on Form N-CSR.

2.     Comment: In the Schedule of Investments for AMG FQ Global Risk-Balanced Fund, the Staff notes it is not clear if the options written are over-the-counter derivatives. If the options are over-the-counter derivatives, please disclose the counterparty as required by Article 12-13 of Regulation S-X (“Reg. S-X”).

Response: AMG FQ Global Risk-Balanced Fund confirms that all options written and disclosed in Form N-CSR as of October 31, 2019, are exchange traded options and, as such, the Fund is not required to disclose the counterparty under Article 12-13 of Reg. S-X. Although the Fund believes that the presentation of the options, taking into consideration the fair value hierarchy disclosure within the Schedule of Investments, informs the reader the options are exchange traded, the Fund will update the heading of the schedule in future filings on Form N-CSR to read “Exchange-traded written options” to make it more clear.

3.     Comment: With respect to the Schedule of Investments for AMG Managers DoubleLine Core Plus Bond Fund, the Staff notes that disclosure in the Notes to Financial Statements states that, “[i]n some instances, the rates shown represent the weighted average rate as of October 31, 2019.” Please include additional information about the various rates rather than including only a weighted average rate.

Response: AMG Managers DoubleLine Core Plus Bond Fund confirms that the interest rates shown on the Schedule of Investments are the actual interest rates of the Floating Rate Senior Loan Interests and not the weighted average rate. In future filings on Form N-CSR, the Fund will remove the sentence “[i]n some instances, the rates shown represent the weighted average rate as of October 31, 2019” in the Notes to Financial Statements.

4.     Comment: The Staff notes that the Schedule of Investments for each of AMG Managers DoubleLine Core Plus Bond Fund and AMG TimesSquare Small Cap Growth Fund includes a footnote that identifies securities that are restricted and not available for re-sale. Please ensure that all disclosures related to restricted securities required by footnote 8 to Article 12-12 of Reg. S-X are included in the financial statements.

Response: The Trusts undertake to ensure that all disclosures related to restricted securities required by footnote 8 to Article 12-12 of Reg. S-X are included in future filings on Form N-CSR.

5.     Comment: In the Schedule of Investments for the Master Fund, please disclose the aggregate cost of each investment restricted to resale in a separate column in the Schedule of Investments instead of in a footnote to the Schedule of Investments.

Response: The Master Fund respectfully submits that the current presentation of disclosing the aggregate cost of each restricted investment in a footnote to the Schedule of Investments meets the requirements of footnote 8 to Article 12-12 of Reg. S-X and is consistent with industry presentation for this asset class. Therefore, the Master Fund respectfully declines to make the requested change.

6.     Comment: In the Schedule of Investments for the Master Fund, the Staff notes that the range of inputs in the table summarizing the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of March 31, 2019, appears to be too wide. For example, the range in the first row of the table is 1.9 to 83.8. Please consider including weighted averages. The Staff notes that the corresponding table in the financial statements for the open-end Funds includes a “Range” column and an “Average” column; please consider adding an “Average” column for the Master Fund.

Response: The Master Fund confirms that it will include an “Average” column in the table summarizing the quantitative inputs and assumptions used for securities categorized in Level 3 of the fair value hierarchy in future filings on Form N-CSR.

7.     Comment: In the Statement of Assets and Liabilities for several Funds, including the Master Fund, dividend, interest and other receivables are combined in one line item. Please disclose “dividend and interest receivables” separately from “other receivables” as required by Article 6-04(5) of Reg. S-X.

Response: The Funds will separately disclose “dividend and interest receivables” separately from “other receivables” in the Statement of Assets of Liabilities in future filings on Form N-CSR.

8.     Comment: In the Statement of Assets and Liabilities for the Master Fund, please add a “commitments and contingent liabilities” line item with a reference to the applicable note in the Notes to Financial Statements that discloses unfunded commitments. See Article 6-04(15) of Reg. S-X.

Response: The Master Fund confirms that it will include a caption for “Commitments and Contingent Liabilities” with a reference to the disclosure of the unfunded commitment amounts in Note 3 Investments in Private Equity and Investment Funds in future filings on Form N-CSR. The Master Fund will record a liability if required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 450-20 or ASC 820 to recognize a contingent liability (for example, in situations where there is unrealized appreciation or depreciation on the unfunded portion of a capital commitment). As of March 31, 2019, the Master Fund did not recognize any unrealized appreciation or depreciation on the unfunded portion of a capital commitment of its private equity investments as such commitments are drawn at fair market value of the investment.

9.     Comment: The Staff notes that footnote 10 to the Financial Highlights of AMG FQ Long-Short Equity Fund states that “[r]atios of net expenses and of gross expenses to average net assets were revised from 2.83% and 2.95% for Class N, respectively, and 2.51% and 2.63% for Class I, respectively, to reflect net presentation of income received and fees paid on short sales.” Please supplementally explain the nature of the change, amount of income and controls impact.

Response: For the fiscal year ended October 31, 2018, AMG FQ Long-Short Equity Fund mistakenly presented the net rebate income on a gross basis (i.e. interest income was recorded on the Fund’s Statement of Operations based off the LIBOR rate, while the Fund reflected the spread as interest expense). As it was the Fund’s intention to present the earnings from short sales on a net basis, to be consistent with the presentation for the years before October 31, 2018, the Fund updated the ratios of net expenses and of gross expenses to average net assets to reflect the overstatement of interest income and interest expense by $305,593. Net investment income, net assets and total return were not affected by this gross-up.

The Fund identified a control deficiency in internal controls over financial reporting relating to the overstatement of interest income and interest expense. Additionally, the Fund updated its control structure to ensure that the Fund’s accounting agent confirms net presentation is applied to these transactions.

The Fund ultimately concluded the misstatement was immaterial to the financial statements as of October 31, 2018, taken as a whole, after taking into consideration quantitative and qualitative factors as discussed in SEC Staff Accounting Bulletin: No. 99 (SAB 99)- Materiality and SEC Staff Accounting Bulletin: No. 108-Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

10.     Comment: In Note 1 Summary of Significant Accounting Policies in the Notes to Financial Statements of AMG Managers CenterSquare Real Estate Fund, it appears the Fund has significant investments in real estate investment trusts (“REITS”). Please add disclosure to the Notes to Financial Statements describing the Fund’s policy to estimate return of capital amounts resulting from distributions from underlying REITS.

Response: AMG Managers CenterSquare Real Estate Fund does not estimate return of capital amounts resulting from distributions from underlying REITS as the Fund is notified of all material REIT reclassifications and such reclassifications are recorded in the Financial Statements before issuance. Therefore, the Fund believes that adding disclosure to the Notes to Financial Statements describing the Fund’s policy to estimate return of capital amounts is not consistent with the Fund’s accounting policy or relevant to the users of the Financial Statements. If the Fund updates its policy to estimate REIT reclassifications in future fiscal years, the Fund would consider updating its disclosure accordingly.

11.     Comment: In Note 2 Agreements and Transactions with Affiliates in the Notes to Financial Statements for all applicable Funds, including the Pantheon Funds, please update disclosure regarding the recoupment obligation in the Funds’ expense limitation agreements for consistency with the Funds’ prospectus disclosure and generally ensure recoupment language is consistent throughout the Funds’ disclosure documents.

Response: The Funds undertake to update disclosure in the Notes to Financial Statements regarding the recoupment obligation in the Funds’ expense limitation agreements for consistency with the Funds’ prospectus disclosure. The Funds confirm that they will ensure recoupment disclosure is consistent throughout the Funds’ disclosure documents.

12.     Comment: In Note 2 Agreements and Transactions with Affiliates in the Notes to Financial Statements for all applicable Funds and Note 12 Credit Agreement in the Notes to Financial Statements for AMG Funds IV, please disclose the average dollar amount of borrowings and average interest rate as required by Article 6-07(3) of Reg. S-X.

Response: Unlike a fund that borrows money at short-term interest rates to invest in higher yielding long-term securities as a primary investment objective, the applicable Funds in each Trust use an interfund lending program, and the applicable Funds in AMG Funds IV use a line of credit, for temporary purposes, including to satisfy redemption requests. Therefore, the Trusts believe the current disclosure of the maximum amount borrowed, the total amount of days the Fund used the credit facility and the interest expense incurred during the year appropriately reflects a Fund’s use of the applicable credit facility to meet Fund redemptions. In future filings on Form N-CSR, the Trusts will disclose the average loan balance and average interest rate of the borrowings for the period a Fund borrows funds pursuant to the interfund lending program and/or line of credit.

13.     Comment: In Note 4 Portfolio Securities Loaned in the Notes to Financial Statements for applicable Funds, please disclose the remaining contractual maturity of securities lending transactions. See FASB Accounting Standards Update (“ASU”) 2014-11.

Response: The Funds will add the following sentence for applicable Funds to the Portfolio Securities Loaned disclosure in the Notes to Financial Statements: “Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities as soon as practical, which is normally within three business days.”

14.     Comment: The Staff notes that the Report of Independent Registered Public Accounting Firm included in the Form N-CSR filing made on June 6, 2019 for the Master Fund does not include a reference to the Schedule of Investments. Please file an amended N-CSR that includes an updated auditors’ opinion.

Response: The Master Fund confirms that it filed an amended N-CSR filing including an updated auditors’ opinion on April 22, 2020.

15.     Comment: For AMG Managers DoubleLine Core Plus Bond Fund and any other applicable Funds, please confirm the Funds have adopted and are applying the provisions of FASB ASU 2017-08, which is called Premium Amortization on Purchased Callable Debt Securities. Please also supplementally explain why the Funds did not provide disclosures about a change in accounting principle.

Response: The Trusts reviewed the impact of ASU 2017-08, and after taking into consideration quantitative and qualitative materiality factors as discussed in SAB 99, the Trusts noted the impact to the Funds to be immaterial to the financial statements taken as a whole. More specifically, the Trusts reviewed the impact of applying the provision to the following line items within the Financial Statements: Investments at value, total asset, net assets, interest income, net investment income, net realized gain (loss) on investments, net change in unrealized appreciation/depreciation on investments, net increase in net assets resulting from operations, distributions and ratio of net investment income/loss to average net assets. The Trusts noted that the application of ASU 2017-08 either had no impact or a minimal impact to each of the individual line items previously mentioned.

16.     Comment: The Staff notes that each of AMG GW&K Emerging Markets Equity Fund and AMG GW&K Emerging Wealth Equity Fund had greater than 25% of its net assets invested in China; however, the Funds’ most recent prospectus update does not include disclosure of strategies and risks related to investing in China. Please explain why investing in China has not been included in the Funds’ principal investment strategies and principal risks disclosure in the prospectus.

Response: Each of AMG GW&K Emerging Markets Equity Fund and AMG GW&K Emerging Wealth Equity Fund’s principal investment strategy is based on bottom-up research focusing on individual securities that meet specific growth metrics. As such, country weights are driven primarily by the bottom-up research process of GW&K Investment Management, LLC, the Funds’ subadviser. The process it not absolutely country-neutral as each Fund can be expected to have exposure to some or all of the countries represented in its benchmark index to a greater or smaller degree than the index. The Trust notes that MSCI started to include China A shares in the MSCI Emerging Markets Index, the Funds’ benchmark index, in 2018, and China’s weight in the index has increased over time. Nevertheless, country distributions may change over time. For this reason, the Funds do not believe that any specific country should be discussed in the Funds’ principal investment strategies section. The Trust notes that Emerging Markets Risk, Foreign Investment Risk and Currency Risk are each currently disclosed in the Funds’ prospectus as principal risks of investing in the Fund. The Trust undertakes to review the principal risk section with respect to the risks associated with investments in specific countries.

17.     Comment: The Staff notes that a Form N-CSR/A filing was made for AMG Funds IV on January 23, 2020. Please supplementally provide the reason that Form N-CSR was amended and ensure that an explanatory note is provided in all future amended N-CSR filings.

Response: AMG Funds IV made an N-CSR/A filing on January 23, 2020 to update disclosure in the section titled “Portfolio Manager’s Comments” for AMG Managers Fairpointe Mid Cap Fund. The Trust corrected the 20 year returns for the S&P MidCap® 400 Index, the Russell MidCap® Index and the S&P 500® Index in that section. The Trusts/Pantheon Funds confirm they will include an explanatory note in any future N-CSR/A filings.

18.     Comment: With respect to the N-CEN and N-CEN/A filings made by the Trusts/Pantheon Funds, please confirm that each Trust’s/Pantheon Fund’s copy of the “Report of Independent Registered Public Accounting Firm” in the Trust’s/Pantheon Fund’s books and records contains the city and state as part of the independent registered public accounting firm’s signature block and ensure that such information appears in future N-CEN filings. The Staff notes in particular that the city and state were omitted in the following filings: AMG Funds III N-CEN filed on March 15, 2019; AMG Pantheon Fund, LLC N-CEN filed on June 13, 2019; AMG Pantheon Master Fund, LLC N-CEN filed on June 13, 2019; AMG Funds II N-CEN/A filed on July 12, 2019; AMG Funds N-CEN filed on July 15, 2019; and AMG Funds I N-CEN filed on July 15, 2019.

Response: Each Trust/Pantheon Fund confirms that its copy of the “Report of Independent Registered Public Accounting Firm” in the Trust’s/Pantheon Fund’s books and records contains the city and state as part of the independent registered public accounting firm’s signature block and undertakes to ensure that such information appears in future N-CEN filings.

19.     Comment: The Staff notes that it appears that each Trust/Pantheon Fund’s fidelity bond expired January 1, 2020, and that Form 40-17G has not been filed with a new bond as of March 31, 2020. Please confirm that each Trust/Pantheon Fund has fidelity bond coverage and file Form 40-17G for each Trust/Pantheon Fund as soon as possible.

Response: The Trusts/Pantheon Funds confirm that they have fidelity bond coverage for 2020 as required by Rule 17g-1 under the 1940 Act, and that each Trust/Pantheon Fund made the required Form 40-17G filing on April 9, 2020.

Please direct any questions you may have with respect to this filing to me at 617-951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc :	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.

Appendix A

File No.	Registrant Name	Series Name	FYE Reviewed
811-09521	AMG FUNDS	AMG Managers Essex Small/Micro Cap Growth Fund	5/31/2019
811-09521	AMG FUNDS	AMG TimesSquare Mid Cap Growth Fund	12/31/2019
811-09521	AMG FUNDS	AMG TimesSquare Small Cap Growth Fund	12/31/2019
811-09521	AMG FUNDS	AMG Systematic Mid Cap Value Fund	2/28/2019
811-09521	AMG FUNDS	AMG Managers Skyline Special Equities Fund	12/31/2019
811-09521	AMG FUNDS	AMG GW&K Municipal Enhanced Yield Fund	12/31/2019
811-09521	AMG FUNDS	AMG GW&K Small Cap Core Fund	12/31/2019
811-09521	AMG FUNDS	AMG GW&K Municipal Bond Fund	12/31/2019
811-09521	AMG FUNDS	AMG Renaissance Large Cap Growth Fund	12/31/2019
811-09521	AMG FUNDS	AMG GW&K Trilogy Emerging Markets Equity Fund	10/31/2019
811-09521	AMG FUNDS	AMG Yacktman Focused Fund	12/31/2019
811-09521	AMG FUNDS	AMG Yacktman Fund	12/31/2019
811-09521	AMG FUNDS	AMG TimesSquare International Small Cap Fund	12/31/2019
811-09521	AMG FUNDS	AMG SouthernSun U.S. Equity Fund	9/30/2019
811-09521	AMG FUNDS	AMG SouthernSun Small Cap Fund	9/30/2019
811-09521	AMG FUNDS	AMG Yacktman Special Opportunities Fund	12/31/2019
811-09521	AMG FUNDS	AMG GW&K Trilogy Emerging Wealth Equity Fund	10/31/2019
811-09521	AMG FUNDS	AMG GW&K SMALL/MID CAP FUND	12/31/2019
811-09521	AMG FUNDS	AMG TimesSquare Emerging Markets Small Cap Fund	12/31/2019
811-09521	AMG FUNDS	AMG Yacktman Focused Fund - Security Selection Only	12/31/2019
811-09521	AMG FUNDS	AMG TimesSquare Global Small Cap Fund	12/31/2019
811-06520	AMG Funds I	AMG FQ Tax-Managed U.S. Equity Fund	10/31/2019
811-06520	AMG Funds I	AMG FQ Global Risk-Balanced Fund	10/31/2019
811-06520	AMG Funds I	AMG FQ Long-Short Equity Fund	10/31/2019
811-06520	AMG Funds I	AMG Frontier Small Cap Growth Fund	10/31/2019
811-06520	AMG Funds I	AMG Managers Emerging Opportunities Fund	10/31/2019
811-06520	AMG Funds I	AMG Managers CenterSquare Real Estate Fund	12/31/2019
811-06520	AMG Funds I	AMG GW&K Core Bond ESG Fund	10/31/2019
811-06520	AMG Funds I	AMG Managers Brandywine Fund	9/30/2019
811-06520	AMG Funds I	AMG Managers Brandywine Blue Fund	9/30/2019
811-06520	AMG Funds I	AMG Managers Brandywine Advisors Mid Cap Growth Fund	9/30/2019
811-06431	AMG Funds II	AMG GW&K Enhanced Core Bond ESG Fund	12/31/2019
811-06431	AMG Funds II	AMG Chicago Equity Partners Balanced Fund	12/31/2019
811-03752	AMG FUNDS III	AMG Managers Special Equity Fund	12/31/2019
811-03752	AMG FUNDS III	AMG Managers Loomis Sayles Bond Fund	12/31/2019
811-03752	AMG FUNDS III	AMG Managers Global Income Opportunity Fund	12/31/2019
811-03752	AMG FUNDS III	AMG Managers Cadence Emerging Companies Fund	5/31/2019
811-03752	AMG FUNDS III	AMG Managers Cadence Mid Cap Fund	5/31/2019
811-08004	AMG Funds IV	AMG Managers Montag & Caldwell Growth Fund	10/31/2019
811-08004	AMG Funds IV	AMG Managers Fairpointe Mid Cap Fund	10/31/2019
811-08004	AMG Funds IV	AMG River Road Dividend All Cap Value Fund	10/31/2019
811-08004	AMG Funds IV	AMG River Road Small Cap Value Fund	10/31/2019
811-08004	AMG Funds IV	AMG River Road Small-Mid Cap Value Fund	10/31/2019
811-08004	AMG Funds IV	AMG Managers LMCG Small Cap Growth Fund	10/31/2019
811-08004	AMG Funds IV	AMG River Road Long-Short Fund	10/31/2019
811-08004	AMG Funds IV	AMG Managers DoubleLine Core Plus Bond Fund	10/31/2019
811-08004	AMG Funds IV	AMG Managers Silvercrest Small Cap Fund	10/31/2019
811-08004	AMG Funds IV	AMG River Road Dividend All Cap Value Fund II	10/31/2019
811-08004	AMG Funds IV	AMG Managers Pictet International Fund	10/31/2019
811-08004	AMG Funds IV	AMG Managers Fairpointe ESG Equity Fund	10/31/2019
811-08004	AMG Funds IV	AMG River Road Focused Absolute Value Fund	10/31/2019
811-22973	AMG Pantheon Fund, LLC	AMG Pantheon Fund, LLC	3/31/2019
811-22972	AMG Pantheon Master Fund, LLC	AMG Pantheon Master Fund, LLC	3/31/2019